UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended      December 31, 2006
Commission file number      0-15956
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Bank of Granite Employee’s Profit Sharing Retirement Plan and Trust
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Bank of Granite Corporation
(Exact name of registrant as specified in its charter)

Delaware	56-1550545
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

P.O. Box 128, Granite Falls, N.C.	28630
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code      (828) 496-2000

Bank of Granite Employee’s
Profit Sharing Retirement
Plan and Trust
Financial Statements as of December 31, 2006 and 2005,
and for the Year Ended December 31, 2006, and
Supplemental Schedule as of December 31, 2006, and
Report of Independent Registered Public Accounting Firm

BANK OF GRANITE EMPLOYEE’S PROFIT SHARING RETIREMENT
PLAN AND TRUST
TABLE OF CONTENTS

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1-3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits As of December 31, 2006 and 2005	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006	5

Notes to Financial Statements As of December 31, 2006 and 2005, and for the Year Ended December 31, 2006	6-10

SUPPLEMENTAL SCHEDULE—Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2006	12

NOTE:	All other schedules required by Section 2520.130-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustee and Participants
Bank of Granite Employee’s Profit Sharing Retirement Plan and Trust
Granite Falls, North Carolina
We have audited the accompanying statement of net assets available for benefits of the Bank of Granite Employee’s Profit Sharing Retirement Plan and Trust (the “Plan”) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Bank of Granite Employee’s Profit Sharing Retirement Plan and Trust as of December 31, 2005 and for the period then ended, before the effects of the adjustments to retrospectively reflect the 2006 adoption of FSP AAG INV-1 and SOP 94-4-1 as disclosed in Note 2 and 3 of the financial statements, were audited by other auditors whose report dated June 23, 2006 expressed an unqualified opinion on those statements.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bank of Granite Employee’s Profit Sharing Retirement Plan and Trust as of December 31, 2006 and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
We have also audited the adjustments to the 2005 financial statements to retroactively reflect the 2006 adoption of FSP AAG INV-1 and SOP 94-4-1 as disclosed in Note 2 and 3 of the financial statements. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to the 2005 financial statements of the Plan other than with respect to the retrospective adjustments and, accordingly, we do not express any opinion or any other form of assurance on the 2005 financial statements taken as a whole.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ Dixon Hughes PLLC
Dixon Hughes PLLC
Charlotte, North Carolina
June 21, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustee and Participants of Bank of Granite Employee’s Profit Sharing Retirement Plan and Trust:
We have audited, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Notes 2 and 3 to the financial statements, the accompanying statement of net assets available for benefits of the Bank of Granite Employee’s Profit Sharing Retirement Plan and Trust (the “Plan”) as of December 31, 2005. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such 2005 statement of net assets available for benefits, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Notes 2 and 3 to the financial statements, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting discussed in Notes 2 and 3 to the financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.
/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Charlotte, NC
June 23, 2006

BANK OF GRANITE EMPLOYEE’S PROFIT SHARING RETIREMENT
PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:

Participant-directed investments, at fair value	$18,891,575	$15,716,061

Receivables:
Employer contributions	1,546,711	1,435,239
Participant contributions	15,081	15,126

Total receivables	1,561,792	1,450,365

Cash	71,626	140,905

Total assets	20,524,993	17,307,331

LIABILITIES:

Due to broker, net	71,622	49,378
Excess contributions payable	12,802	25,163

Total liabilities	84,424	74,541

NET ASSETS, AT FAIR VALUE	20,440,569	17,232,790

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	33,180	33,851

NET ASSETS AVAILABLE FOR BENEFITS	$20,473,749	$17,266,641

See notes to financial statements.

BANK OF GRANITE EMPLOYEE’S PROFIT SHARING RETIREMENT
PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS:
Contributions:
Employer contributions	$1,546,711
Participant contributions	467,124

Total contributions	2,013,835

Investment income:
Net appreciation in fair value of investments	1,613,375
Dividends	569,141

Total investment income	2,182,516

Total additions	4,196,351

DEDUCTIONS:
Benefits paid to participants	922,551
Administrative expenses	66,692

Total deductions	989,243

INCREASE IN NET ASSETS	3,207,108

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	17,266,641

End of year	$20,473,749

See notes to financial statements.

BANK OF GRANITE EMPLOYEE’S PROFIT SHARING RETIREMENT
PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005
AND FOR THE YEAR ENDED DECEMBER 31, 2006

1.	DESCRIPTION OF THE PLAN

The following description of the Bank of Granite Employee’s Profit Sharing Retirement Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution profit- sharing plan covering substantially all employees of Bank of Granite (the “Company”) who have completed one hour of service and attained age 18. The Administrative Committee of the Company controls and manages the operation and administration of the Plan. Wachovia Bank, N.A. (“Wachovia”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Non-highly and highly compensated employees may contribute from 1% to 25% and from 1% to 4%, respectively, of their pretax compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Board of Directors of the Company, at its discretion, determines the amount, if any, to be contributed out of the current or accumulated net profits for each year. The contribution is allocated to participants’ accounts based on their pro rata share of total participant contributions, as defined by the Plan document, for the year. Participants must complete 1,000 hours of service during the Plan year and be employed on the last day of the Plan year to be eligible for the Company’s profit-sharing contribution. The Company’s profit-sharing contribution totaled $1,546,711 for the year ended December 31, 2006.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s profit-sharing contributions, redistributed participant forfeitures and Plan earnings and charged with withdrawals, allocations of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers two common trust funds, nine mutual funds and Company common stock as investment options for participants.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s profit-sharing contribution portion of participants’ accounts is based on years of continuous service. A participant is 20% vested after three years of service, increasing 20% each year for the next four years (100% after seven years). A participant also becomes 100% vested upon attainment of retirement. Forfeited balances of terminated nonvested participants are reallocated to the remaining participants in the Plan. Forfeitures totaled $31,351 for the year ended December 31, 2006.

Payment of Benefits—On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or installments over a period not to exceed the life expectancy of the participant or his or her beneficiary. For participants with a vested balance less than $1,000, participants will receive a lump-sum distribution as soon as administratively feasible.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties—The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the fair value of shares held by the Plan at year-end. Investments in common trust funds (“funds”) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the organization sponsoring such funds by dividing the funds’ net assets at fair value by the units outstanding at each valuation date. Bank of Granite Corporate Common Stock is valued at the year-end quoted market price.

Purchases and sales of fund investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investment in the mutual funds and common trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contract held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The Plan’s investments in the Wachovia Diversified Stable Value Fund presented in Note 3 have been adjusted to fair value.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan or the Company as provided in the plan document.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Excess Contributions Payable—The Plan is required to return contributions received during the Plan year in the excess of the IRC limits.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005 are as follows:

	2006	2005

Wachovia Diversified Stable Value Fund, 12,198 units and 13,011 units, respectively	$3,740,771	$3,816,495

Wachovia Enhanced Stock Market Fund, 30,378 and 32,567 units, respectively	3,017,055	2,765,160

Evergreen Core Bond Fund CCA, 174,066 shares and 197,072 shares, respectively	2,529,547	2,742,579

Bank of Granite Corp Common Stock, 150,298 shares and 114,488 shares, respectively	2,851,153	2,121,463

Van Kampen Equity and Income Fund CLA, 265,212 shares and 184,135 shares, respectively	2,418,738	1,598,293

Dreyfus Midcap Index Fund, 51,377 shares and 43,632 shares, respectively	1,502,779	1,219,073

During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,613,375 as follows:

Common Trust Funds:
Wachovia Diversified Stable Value Fund	$164,061
Enhanced Stock Market Fund	440,728
Mutual Funds:
Evergreen Core Bond Fund CCA	108,499
American Century Large Company Value Fund	61,462
Fidelity Advisor Small Cap Fund	(19,214)
Loomis Sayles FDS Growth Fund	(7,953)
Lord Abbett Research-Small Cap Value Series	4,850
Dreyfus Midcap Index Fund	53,035
Van Kampen Equity and Income Fund CLA	99,538
American Capital World Growth & Income Fund	76,386
Evergreen International Equity Fund	20,341
Common Stocks:
Bank of Granite Corp Common Stock	610,603
Various Funds	1,039

Net appreciation in fair value of investments	$1,613,375

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Wachovia manages certain plan investments. Wachovia is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2006, the Plan held 150,298 shares of the Bank of Granite Corp Common Stock, with a cost basis of $729,073. At December 31, 2005, the Plan held 114,488 shares of Bank of Granite Corp Common Stock, with a cost basis of $344,048. During the year ended December 31, 2006, the Plan recognized $70,004 of dividend income related to Bank of Granite Corp Common Stock.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6.	FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by Wachovia. Wachovia received an opinion letter from the Internal Revenue Service (“IRS”), dated August 30, 2001, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2006:

Net assets available for benefits per the financial statements	$20,473,749
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(33,180)
Less: Employer contributions receivable at December 31, 2006	(1,546,711)
Less: Employee contributions receivable at December 31, 2006	(15,081)
Add: Excess contribution payable at December 31, 2006	12,802

Net assets available for benefits per the Form 5500	$18,891,579

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2005:

Net assets available for benefits per the financial statements	$17,266,641
Less: Employer contributions receivable at December 31, 2005	(1,435,239)
Less: Employee contributions receivable at December 31, 2005	(15,126)
Add: Excess contribution payable at December 31, 2005	25,163

Net assets available for benefits per the Form 5500	$15,841,439

The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 2006:

Total contributions per the financial statements	$2,013,835
Add: Employer contributions receivable at December 31, 2005	1,435,239
Less: Employer contributions receivable at December 31, 2006	(1,546,711)
Add: Employee contributions receivable at December 31, 2005	15,126
Less: Employee contributions receivable at December 31, 2006	(15,081)
Add: Excess contributions payable at December 31, 2006	12,802
Less: Excess contributions payable at December 31, 2005	(25,163)

Total contributions per the Form 5500	$1,890,047

*****

SUPPLEMENTAL SCHEDULE

BANK OF GRANITE EMPLOYEE’S PROFIT SHARING RETIREMENT
PLAN AND TRUST
Plan Number 001
Employer Identification Number 56-1354495
FORM 5500, SCHEDULE H, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

	Identity of Issue,	Description of Investment, Including
	Borrower, Lessor	Maturity Date, Rate of Interest,		Current
	or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

*	Wachovia Diversified Stable Value Fund	Common Trust Fund	**	$3,740,771
*	Wachovia Enhanced Stock Market Fund	Common Trust Fund	**	3,017,055
*	Bank of Granite Corp Common Stock	Company Common Stock	**	2,851,153
*	Evergreen Core Bond Fund CCA	Mutual Fund	**	2,529,547
	American Century Large Company Value Fund	Mutual Fund	**	495,114
	Fidelity Advisor Small Cap Fund	Mutual Fund	**	320,960
	Loomis Sayles FDS Growth Fund	Mutual Fund	**	162,535
	Lord Abbett Research Small Cap Value Series	Mutual Fund	**	712,929
	Dreyfus Midcap Index Fund	Mutual Fund	**	1,502,779
	Van Kampen Equity and Income Fund CLA	Mutual Fund	**	2,418,738
	American Capital World Growth & Income FD	Mutual Fund	**	730,964
*	Evergreen International Equity Fund	Mutual Fund	**	409,030

	Total			$18,891,575

*	Permitted party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bank of Granite Corporation

June 22, 2007	By:	/s/ Kirby A. Tyndall

Kirby A. Tyndall Secretary-Treasurer and Chief Financial Officer signing in his capacity as Secretary-Treasurer on behalf of the Registrant and as Chief Financial Officer of the Registrant

INDEX OF EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm